

Mail Stop 3233

September 8, 2016

<u>Via E-mail</u>
Fred Schiemann
Chief Financial Officer
Mayflower Investment Group Inc.
429 Plumb Lane
Reno, NV 89509

> **Re: Mayflower Investment Group Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed August 19, 2016**
> **File No. 024-10558**

Dear Mr. Schiemann:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2016 letter.

<u>General</u>

1. It appears that the company is offering a number of services in connection with its Private Real Estate Development Project, which you characterize as a "real estate investment program." Please provide us with your legal analysis as to whether the PRDP involves the offer and sale of investment contracts, and if so, how you will comply with any registration requirements. See generally Securities Act Release 5347 (Jan. 4, 1973).

<u>The Private Real Estate Development Program – PRDP, page 20</u>

2. On page 20 you state that the company is already beginning the process of obtaining loan commitments from private secured mortgage lenders, as well as raising funds through the

sale of stock in this offering and crowd funding efforts, to finance the construction of homes through the PRDP. Please explain if the company is obtaining these commitments and funds for the company's use of the PRDP or if the company will use these commitments and funds to provide financing to participants of the PRDP. In addition, please elaborate on the nature of your crowd funding efforts.

Please contact Rahul K. Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities